UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                 Encompass Holdings, Inc., a Nevada corporation
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                   29256R 10 0
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                                 (CUSIP NUMBER)


          Art Robins, 1005 Terminal Way, Suite 110, Reno, Nevada 89502
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                     3/30/06
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  29256R 10 0

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1.         NAMES OF REPORTING PERSONS:
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nacio Systems, Inc., a CA corporation, EIN: 68-0337942
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
           (a)
           (b)
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS**                                                  OO

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION:                      California

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                  7.      SOLE VOTING POWER:                           6,896,552

  NUMBER OF       ------- ------------------------------------------------------
   SHARES         8.      SHARED VOTING POWER:                                 0
BENEFICIALLY
OWNED BY EACH     ------- ------------------------------------------------------
  REPORTING       9.      SOLE DISPOSITIVE POWER:                      6,896,552
 PERSON WITH
                  ------- ------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER:                            0

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON:                                           6,896,552
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12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES**
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               37%
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14. TYPE OF REPORTING PERSON**                                                CO
---------- ---------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer

         This statement relates to common stock of Encompass Holdings, Inc., a Nevada corporation, with principal executive offices located at 1005 Terminal Way, Suite 110, Reno, NV 89502.

Item 2.  Identity and Background

         Nacio Systems, Inc., a California corporation, with principal executive offices located at 55 Leveroni Court, Novato, California 94949 (the "Reporting Person"). The foregoing corporation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The foregoing corporation was not, during the last five years, a party to a civil proceeding of any judicial or administrative body of competent jurisdiction that subjected or subjects the corporation to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The subject securities were acquired by the Reporting Person pursuant to an Asset Purchase Agreement dated April 1, 2005, by and among Nacio Systems, Inc., a Nevada corporation ("Nacio-Nevada"), Nova Communications Ltd., a Nevada corporation ("Nova"), and Nacio Systems, Inc., a California corporation (the "Asset Purchase Agreement"). Pursuant to the Asset Purchase Agreement, the Reporting Person transferred substantially all of the Reporting Person's assets to Nacio Nevada, a wholly owned subsidiary of Nova (which has since changed its name to Encompass Holdings, Inc.), in exchange for the subject securities.

Item 4.  Purpose of Transaction

         The subject securities were acquired by the Reporting Person as consideration for transfer of the Reporting Person's assets pursuant to the Asset Purchase Agreement (See Item 3 above), and the Reporting Person is holding the subject securities solely for its own account for investment purposes, and not with a view to the distribution thereof (as provided in the Asset Purchase Agreement).

Item 5.  Interest in Securities of the Issuer

         The aggregate number of shares of common stock beneficially owned by the Reporting Person is 6,896,552, which is 37% of the total number of issued and outstanding common stock identified in Item 1 above. The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the subject securities.

Item 6. Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer

         None / not applicable.

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit 1 is a copy of the Asset Purchase Agreement described in Item 3 above.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2006


/s/ MURRAY GOLDENBERG
-------------------------------------
Murray Goldenberg, CFO and Secretary of
Nacio Systems, Inc., a California corporation